China Automotive Systems, Inc.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, the People’s Republic of China

February 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andi Carpenter

Re:	China Automotive Systems, Inc.

Registration Statement on Form S-3

Filed February 8, 2021

File No. 333-252825

Dear Ms. Carpenter:

Pursuant to Rules 460 and 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, China Automotive Systems, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on February 19, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

China Automotive Systems, Inc.

By:	/s/ Jie Li
Name:	Jie Li
Title:	Chief Financial Officer

cc:	David A. Sakowitz, Winston & Strawn LLP